Exhibit 3.1(c)

CERTIFICATE OF DESIGNATION, PREFERENCES AND RIGHTS

OF THE

SERIES H PREFERRED STOCK

OF

TRANSCOASTAL CORPORATION

(Pursuant to Section 151 of the
General Corporation Law of the State of Delaware)

Pursuant to Section 151 of the General Corporation Law of the State of Delaware, the undersigned corporation submits the following statement for the purpose of establishing and designating a series of shares and fixing and determining the relative rights and preferences thereof:

1.	The name of the corporation is TransCoastal Corporation, a Delaware corporation (the “Corporation”).

2.	The Board of Directors duly adopted the following resolution at a special meeting of the Board of Directors of the Corporation on February 7, 2014:

WHEREAS, the Corporation’s directors have reviewed and approved the Certificate of Designation (“Certificate of Designation”), attached hereto and incorporated herein by reference, delineating the number of shares, the voting powers, designations, preferences and relative, conversion, dividend and other special rights and qualifications, limitations or restriction of a series of Preferred Stock to be issued by the Corporation and designated the 9% Series H Cumulative Convertible Senior Preferred Stock, par value $0.001 per share; now, therefore, be it

RESOLVED, that 10,000,000 shares of authorized but unissued Preferred Stock of the Corporation be designated the 9% Series H Cumulative Convertible Senior Preferred Stock and that the Series H Preferred have the rights, preferences, limitations and restrictions set forth herein; and, be it.

FURTHER RESOLVED, that the Certificate of Designation shall become effective on February 10, 2014.

FURTHER RESOLVED, that the Chief Executive Officer, or any Vice President of the Corporation, individually or collectively, be, and such officers hereby are, authorized and directed to execute, acknowledge, attest, record and file with the Secretary of State of the State of Delaware the Certificate of Designation in accordance with Delaware General Corporation Law and to take all other actions that such officers deem necessary or advisable to effectuate the Certificate of Designation.

1. 9% Series H Cumulative Convertible Senior Preferred Stock. The 9% Series H Cumulative Convertible Senior Preferred Stock (the “Series H Senior Preferred”), will consist of 10,000,000 shares and will have the designations, preferences, voting powers, or other special rights and privileges, and the qualifications, limitations and restrictions as follows.

The Series H Senior Preferred shall, with respect to dividend rights, and rights on liquidation, dissolution and winding up of the affairs of the Corporation, rank senior to the common stock of the Corporation, par value $0.001 per share (the “Common Stock”), and to all other classes and series of equity securities of the Corporation including the Series G Preferred currently outstanding with respect to dividend rights, and rights on liquidation, dissolution and winding up of the affairs of the Corporation.

2. Dividend Rights

Series H Senior Preferred. Before any dividends shall be paid or set aside for payment on any Junior Security of the Corporation, each holder of the Series H Senior Preferred Stock (each a "Holder" and collectively, the "Holders") shall be entitled to receive cash dividends payable on the Stated Value of the Series H Senior Preferred Stock at a rate of 9% per annum, which shall be cumulative and accrue, whether or not declared, daily from the Issuance Date, and shall be due and payable on the last day of of June and the last day of December of each year (each, a “Dividend Date”). Such dividends shall accrue whether or not declared, and the accumulation of unpaid dividends shall bear interest at a rate of 9% per annum. If a Dividend Date is not a business day, then the dividend shall be due and payable on the business day immediately following such Dividend Date.

Dividends shall be payable to holders of record, as they appear on the stock books of the Company on such record dates as may be declared by the Board of Directors, not more than sixty (60) days, nor less than ten (10) days preceding the Dividend Dates for such dividends. If the dividend on the Series H Senior Preferred Stock shall not have been paid or set apart in full for the Series H Senior Preferred Stock when payable, the aggregate deficiency shall be cumulative and shall be fully paid or set apart for payment before any dividends shall be paid upon or set apart for, or any other distributions paid made on, or any payments made on account of the purchase, redemption or retirement of, the Common Stock or any other Junior Security. When dividends are not paid in full upon the shares or fractions of a share of Series H Senior Preferred Stock and any other Pari Passu Security, all dividends declared upon this series and any other Pari Passu Security shall be declared, pro rata, so that the amount of dividends declared per share or fraction of a share on this Series H Senior Preferred Stock and such other Pari Passu Security shall in all cases bear to each other the same rates that accrued dividends per share on the shares of Series A Preferred Stock and such other Pari Passu Security bear to each other..

3. Liquidation Rights. In the event of any liquidation, dissolution or winding up of the Corporation,  whether voluntary or involuntary (a “Liquidation”), the Series H Senior Preferred participates with the Common Stock pro rata on an as-converted basis; provided, however, distributions shall be made to the holders of Series H Senior Preferred in respect of such Series H Senior Preferred before any amount shall be paid to the holders of Common Stock any other class or series of capital stock of the Corporation.

Deemed Liquidation. The following events shall be deemed a liquidation, dissolution, or winding up of the Corporation, as those terms are used in this Section 3 (each a “Deemed Liquidation”), unless the holders of a majority of the outstanding shares of Series H Senior Preferred vote as a class that this Section 3.1 not apply:

Any merger, reorganization, consolidation or recapitalization transaction or series of transactions, whether or not the Corporation is the surviving or continuing corporation in such transaction; provided that such transaction or series of related of transactions shall not be a Deemed Liquidation if the stockholders of this Corporation immediately prior to such transaction or transactions will, immediately after such transaction or transactions (by virtue of securities issued as consideration for the transaction or otherwise) hold at least 50% of the voting power of the surviving, continuing or purchasing entity in substantially the same relative proportions as existed prior to such transaction or series of transactions.

Any sale, lease or other disposition of all or substantially all of the assets (tangible or intangible) of the Corporation.

Non-Cash Consideration. If any assets of the Corporation distributed to stockholders in connection with any liquidation, dissolution or winding up of the Corporation are in a form other than cash, then the value of such assets shall be their fair market value as determined by the Board of Directors in good faith, except that any securities to be distributed to stockholders in a liquidation, dissolution or winding up of the Corporation shall be valued as follows:

The method of valuation of securities not subject to investment letter or other similar restrictions on free marketability shall be as follows:

if the securities are then traded on a national securities exchange or listed on the Nasdaq National Market (or a similar national quotation system), then the value shall be deemed to be the average of the closing prices of the securities on such exchange or system over the thirty (30) day period ending three (3) days prior to the distribution; and

if (i) above does not apply but the securities are actively traded over-the-counter, then, unless otherwise specified in a definitive agreement for the acquisition of the Corporation, the value shall be deemed to be the average of the closing bid prices over the thirty (30) calendar day period ending three (3) trading days prior to the distribution; and

if there is no active public market, then the value shall be the fair market value thereof, as determined in good faith by the Board of Directors of the Corporation.

The method of valuation of securities subject to investment letter or other restrictions on free marketability shall be to make an appropriate discount from the market value determined as above in subparagraphs (a)(i), (ii) or (iii) of this subsection to reflect the approximate fair market value thereof, as determined by the Board of Directors.

4. Voting Rights.

          Series H Senior Preferred Stock. The Series H Senior Preferred shall have no voting rights..

            Class Protective Provisions. So long as at least 2,000,000 shares of the Series H Senior Preferred (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares) remain outstanding, the Corporation shall not, without the approval of the holders of a majority of the Series H Senior Preferred then outstanding, voting as a separate class:

Liquidate, dissolve or wind-up the affairs of the Corporation, or effect any merger or consolidation or any other Deemed Liquidation Event;

Amend, alter, or repeal any provision of the Certificate of Incorporation or Bylaws in a manner adverse to the Series H Senior Preferred; or

Create or authorize the creation of or issue any other security convertible into or exercisable for any equity security, having rights, preferences or privileges senior to or on parity with the Series H Senior Preferred, or increase the authorized number of shares of Series G Preferred;

Purchase or redeem or pay any dividend on any capital stock prior to the Series H Senior Preferred, other than as approved by the Board, including the approval of the Series G Director(s);

Create or hold capital stock in any subsidiary that is not a wholly-owned subsidiary or dispose of any subsidiary stock or all or substantially all of any subsidiary assets; or

Increase or decrease the size of the Board.

5. Conversion Rights. The outstanding shares of Series H Senior Preferred shall be convertible into Common Stock as follows:

5.1 Optional Conversion.

Subject to Section 5.3, at the option of the holder thereof, each share of Series H Senior Preferred Stock may be converted without the payment of additional consideration, at any time or from time to time into two (2) fully paid and nonassessable shares of Common Stock.

Each holder of Series H Senior Preferred who elects to convert the same into shares of Common Stock shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or any transfer agent for the Series H Senior Preferred or Common Stock, or the holder shall notify the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and deliver an agreement reasonably satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates, and in each case shall give written notice to the Corporation at such office that such holder elects to convert the same and shall state therein the number of shares of Series H Senior Preferred being converted. Thereupon, the Corporation shall promptly issue and deliver at such office to such holder a certificate or certificates for the number of shares of Common Stock to which such holder is entitled upon such conversion and, if applicable, a certificate or certificates for the balance of such number of shares of Series H Senior Preferred not being converted. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the certificate or certificates representing the shares of Series H Senior Preferred to be converted, and the person entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Common Stock on such date.

5.2 Automatic Conversion.

Subject to Section 5.3, each share of Series H Senior Preferred shall automatically be converted into two (2) fully paid and nonassessable shares of Common Stock, as provided herein upon i) the vote or written consent of the holders of not less than a two-thirds of the then outstanding shares of Series H Senior Preferred Stock, and ii) at the request of the Corporation conditioned upon the passing of a minimum of two years from the date of issuance of the Series H Senior Preferred Stock shares subject to the previous 30 day moving average price of the Company's common stock be at least $3.00 per share and a previous 30 day average volume of 50,000 common shares or more per day.

Upon the occurrence of any event specified in subparagraph 5.2(a) above, the outstanding shares of Series H Senior Preferred shall be converted into Common Stock automatically without the need for any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; provided, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless the certificates evidencing such shares of Series H Senior Preferred are either delivered to the Corporation or its transfer agent as provided below, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement reasonably satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. Upon the occurrence of such automatic conversion of the Series H Senior Preferred, the holders of Series H Senior Preferred shall surrender the certificates representing such shares at the office of the Corporation or any transfer agent for the Series H Senior Preferred or Common Stock. Thereupon, there shall be issued and delivered to such holder promptly at such office and in its name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of shares of Common Stock into which the shares of Series H Senior Preferred surrendered were convertible on the date on which such automatic conversion occurred.

5.3 Conditions to Conversion. The conversion rights set forth herein are conditioned on the existence of a sufficient number of authorized but unissued shares of Common Stock being available to accomplish such conversion.

5.4 Adjustment Upon Common Stock Event. Upon the happening of a Common Stock Event (as hereinafter defined), the conversion ratio set forth above shall, simultaneously with the happening of such Common Stock Event, be appropriately adjusted to reflect such Common Stock Event in effect immediately prior to such Common Stock Event.

The Conversion Price for the Series H Senior Preferred shall be readjusted in the same manner upon the happening of each subsequent Common Stock Event. As used herein, the term the “Common Stock Event” shall mean at any time or from time to time after the date on which the first share of Series H Senior Preferred is issued by the Corporation (the “Original Issue Date”), (i) the issue by the Corporation of additional shares of Common Stock as a dividend or other distribution on outstanding Common Stock, (ii) a subdivision of the outstanding shares of Common Stock into a greater number of shares of Common Stock, or (iii) a combination of the outstanding shares of Common Stock into a smaller number of shares of Common Stock.

5.5 Adjustments for Other Dividends and Distributions. If at any time or from time to time after the Original Issue Date the Corporation pays a dividend or makes another distribution to the holders of the Common Stock payable in securities of the Corporation, other than an event constituting a Common Stock Event then, in each such event, provision shall be made so that the holders of the Series H Senior Preferred shall receive upon conversion thereof, in addition to the number of shares of Common Stock receivable upon conversion thereof, the amount of securities of the Corporation which they would have received had their Series H Senior Preferred been converted into Common Stock on the date of such event (or such record date, as applicable) and had they thereafter, during the period from the date of such event (or such record date, as applicable) to and including the conversion date, retained such securities receivable by them as aforesaid during such period, subject to all other adjustments called for during such period under this Section 5 with respect to the rights of the holders of the Series H Senior Preferred Stock or with respect to such other securities by their terms.

5.6 Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date the Common Stock issuable upon the conversion of the Series H Senior Preferred is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification or otherwise (other than by a Common Stock Event or a stock dividend, reorganization, merger or consolidation provided for elsewhere in this Section 5), then in any such event each holder of Series H Senior Preferred shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Series H Senior Preferred could have been converted immediately prior to such recapitalization, reclassification or change, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof.

5.7 Reorganizations, Mergers and Consolidations. If at any time or from time to time after the Original Issue Date there is a reorganization of the Corporation (other than a recapitalization, subdivision, combination, reclassification or exchange of shares provided for elsewhere in this Section 5) or a merger or consolidation of the Corporation with or into another corporation, then, as a part of such reorganization, merger or consolidation, provision shall be made so that the holders of the Series H Senior Preferred thereafter shall be entitled to receive, upon conversion of the Series H Senior Preferred, the number of shares of stock or other securities or property of the Corporation, or of such successor corporation resulting from such reorganization, merger or consolidation, to which a holder of Common Stock deliverable upon conversion would have been entitled on such reorganization, merger or consolidation. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 5 with respect to the rights of the holders of the Series H Senior Preferred after the reorganization, merger or consolidation to the end that the provisions of this Section 5 (including adjustment of the Conversion Price then in effect and number of shares issuable upon conversion of the Series H Senior Preferred) shall be applicable after that event and be as nearly equivalent to the provisions hereof as may be practicable. This subsection 5.7 shall similarly apply to successive reorganizations, mergers and consolidations. Notwithstanding anything to the contrary contained in this Section 5, if any reorganization, merger or consolidation is approved by the vote of the holders of Series H Senior Preferred required by any provision of Section 4.3 hereof, then such transaction and the rights of the holders of Series H Senior Preferred pursuant to such reorganization, merger or consolidation will be governed by the documents entered into in connection with such transaction and not by the provisions of this Section 5.7.

5.8 Fractional Shares. No fractional shares of Common Stock shall be issued upon any conversion of Series H Senior Preferred. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Series H Senior Preferred by a holder thereof shall be aggregated for purposes of determining whether conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance to any holder of a fractional share, then, in lieu of any fractional share to which the holder would otherwise be entitled, the Corporation shall pay the holder cash equal to the product of such fraction multiplied by the Common Stock’s fair market value as determined in good faith by the Board as of the date of conversion.

Notices. Any notice required by the provisions of the Certificate of Designation to be given to the holders of shares of the Series H Senior Preferred shall be deemed given upon the earlier of actual receipt or deposit in the United States mail, by certified or registered mail, return receipt requested, postage prepaid, or delivery by a recognized express courier, fees prepaid, addressed to each holder of record at the address of such holder appearing on the books of the Corporation.

5.9 Converted Shares. All shares of the Series H Senior Preferred converted pursuant to this Section 5, or otherwise acquired by the Corporation in any manner whatsoever, shall be returned to the pool of the Corporation’s authorized but unissued shares of undesignated Preferred Stock and the Corporation may from time to time take such appropriate corporate action as may be necessary to reduce the number of authorized shares of Series H Senior Preferred accordingly.

6. Miscellaneous

6.1 Preemptive Rights. No holder of Series H Senior Preferred shall have a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and such stockholder.

6.2 As-Converted Basis. For purposes hereof, the term “as-converted basis” applies even if the condition for the conversion of the Series H Senior Preferred into shares of Common Stock has not been met at such time.

6.3 Effective Date. The Certificate of Designation is to become effective at 9:00 a.m. (Central Time) on February 10, 2014.

6.4 Authorized Number. The undersigned further certifies that the authorized number of Preferred Stock shares is 25,000,000 and that the authorized number of shares of the Series H Senior Preferred, none of which has been issued, is 10,000,000.

 The resolution set forth above has been duly adopted by all necessary action on the part of the Corporation.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designation, Preferences and Rights to be signed by Stuart G. Hagler, Chief Executive Officer, and attested by Derrick May, Secretary, as of this February 7, 2014.

/s/ Stuart Hagler

Name: Stuart Hagler

Title: Chief Executive Officer

ATTESTED:

By:     /s/ Derrick May

Name: Derrick May

Title: Secretary